Exhibit 99.1

PARINGA APPOINTS U.S. BASED CEO & MD

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to announce that it has appointed Egan J. Antill as Chief Executive Officer & Managing Director, effective from December 12, 2018.

Mr. Antill studied Engineering at the University of Queensland and early in his career worked for Mount Isa Mines Ltd and Caterpillar of Australia Ltd. He then completed an MBA at Yale University and spent the next 20 years in investment banking on Wall Street in New York including Managing Director, Merrill Lynch & Co., New York, where he raised capital for and provided strategic advice to global Metals and Mining companies, and prior to that with Credit Suisse First Boston, New York in the Mergers & Acquisitions department.

Mr. Antill’s background in mining and capital markets will complement the proven operating team that Paringa has established at its Poplar Grove mine. The operating team based at site in Kentucky has in excess of 50 years of coal mining experience in the US. With first coal expected in the coming weeks, Mr. Antill’s focus will be on delivering the mine ramp-up and unlocking shareholder value. Consistent with this, Mr. Antill’s equity performance rights will be linked to coal production milestones.

“We are very pleased to have Egan lead Paringa as Chief Executive Officer”, commented Mr. Ian Middlemas, Paringa’s Chairman. “Egan’s technical background and extensive knowledge of financial markets and the metals and mining industry will be critical to driving production at the current sites, in identifying other growth opportunities and unlocking shareholder value. Paringa’s business is U.S.-focused and it is appropriate that we have a U.S.-based executive driving its business and strategy.”

The Company’s incoming CEO & Managing Director, Mr. Egan Antill, said: “This is an exciting time for Paringa because we are in the early stages of a high-growth production ramp-up on the low end of the cost curve. At the same time fundamentals for the thermal coal market are strong, few new coal mines are being developed, stockpiles are low and the export markets have been good. Commencement of mining at the Poplar Grove mine is expected in the coming weeks, I am delighted to join Paringa and leverage my experience to build shareholder value.”

For further information, contact:

Egan Antill	Dominic Allen
CEO & Managing Director (elect)	VP, Finance
T: +1 917 693 3051	T: +1 646 288 2047

Head Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 I New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Remuneration

Mr. Antill will receive a salary of US$350,000 per annum and a discretionary bonus of up to US$175,000 per annum upon the achievement of relevant key performance indicators to be determined by the Company. Mr. Antill will also be granted 5,500,000 performance rights (exercisable for nil consideration upon satisfaction of various project coal production milestones with expiry dates between December 31, 2020 and December 31, 2021) and 2,300,000 incentive options which vest after 3 years’ service in equal tranches with exercise prices at A$0.30, A$0.40, A$0.50 and A$0.60, each exercisable on or before December 31, 2023.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.